TCP Capital Corp.

2951 28th Street, Suite 1000

Santa Monica, CA 90405

(310) 566-1094

April 2, 2012

VIA  EDGAR:

Mr. Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:  TCP Capital Corp. — File No. 333-172669

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “1933 Act”) TCP Capital Corp. (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Pre-Effective Amendment No. 5 to the Registration Statement (File No. 333-172669) so that it may become effective 2:00 PM (Eastern Time) on April 3, 2012, or as soon as practicable thereafter.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Steven Grigoriou

Skadden, Arps, Slate, Meagher & Flom LLP

Phone: 416-777-4727

Sincerely,

TCP CAPITAL CORP.

By:	/s/ Paul L. Davis
Paul L. Davis
Chief Financial Officer

April 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	TCP Capital Corp.
Filed on Form N-2
Registration No. 333-172669

Ladies and Gentlemen:

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 P.M. on April 3, 2012 or as soon thereafter as practicable, pursuant to Rule 461(a) under the Securities Act of 1933 (the “1933 Act”).

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act (“Release No. 33-4968”) and Rule 15c2-8 under the Securities Exchange Act of 1934 (“Rule 15c2-8”). Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 and Rule 15c2-8.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 26, 2012.

Underwriters	6,483
Dealers	50
6,533

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

OPPENHEIMER & CO. INC.

D.A. DAVIDSON & CO.

NATIXIS SECURITIES AMERICAS, LLC

WUNDERLICH SECURITIES, INC.

LADENBURG THALMANN & CO. INC.

AEGIS CAPITAL CORP.

MITSUBISHI UFJ SECURITIES (USA), INC.

NATIONAL SECURITIES CORPORATION

As Underwriters

BY: DEUTSCHE BANK SECURITIES INC. AND STIFEL, NICOLAUS & COMPANY, INCORPORATED, As Representatives of the Underwriters

/s/ Neil Abromavage
(Deutsche Bank Securities Inc.)

/s/ Frank Windels
(Deutsche Bank Securities Inc.)

/s/ Jennifer Fuller
(Stifel, Nicolaus & Company, Incorporated)